EXHIBIT 99.01

Hite & Associates, Inc.

Petroleum Engineers / Business Advisors

712 Main Street • Suite 1701 • Houston, Texas 77002

Phone: 713.654.4141 • Fax: 713.654.4404 • www.hiteinc.com

December 10, 2014

Mr. Eric Urban

Blacksands Petroleum Inc.

800 Bering, Suite 250

Houston, TX 77057

Dear Mr. Urban:

At your request, we have estimated the proved reserves and future net cash flow attributable to certain interests owned by Blacksands Petroleum Inc. (Blacksands) as of October 31, 2014. This report has been prepared using operating costs obtained from Blacksands’ revenue and expense statements. The estimates of reserves and future net cash flow in this report have been prepared in accordance with Securities & Exchange Commission (SEC) definitions and the guidelines set forth in the Petroleum Resources Management System approved by the Society of Petroleum Engineers. The definitions are presented immediately following this letter.

As summarized in the following table, we estimate the net reserves and future net cash flow to Blacksands’ interest in these properties, as of October 31, 2014, to be:

	Net Reserves		Future Net Cash Flow (M$)
Category	Oil (MB)	Gas (MMCF)	Total	NPV @ 10%

Total Proved Producing*	28.84	17.40	1,271.4	1,008.7

* Includes Everett SWD well

The detailed cash flow projections and a one-line summary are attached to the report.

The oil reserves shown include crude oil and condensate. Liquid volumes are expressed in thousands of barrels (MB) with a barrel being equivalent to 42 US gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

Mr. Eric Urban-Blacksands Petroleum, Inc.

December 10, 2014

The future net cash flow is after the deduction of production taxes, the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs and abandonment costs. The future net cash flow is before the deduction of state and federal income taxes and general administrative overhead and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Estimates of Reserves

The reserves included herein were estimated by decline curve analysis. This method is based on the extrapolation of historical production data. The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates were based on the current producing rates for the wells now on production.

The future production rates may be more or less than estimated because of changes in well performance, market demand or allowables set by regulatory bodies.

Hydrocarbon Prices

Historical hydrocarbon prices were provided by Blacksands. The oil and condensate index price forecast used was a flat WTI Cushing, OK spot price of $98.13 per barrel which represents the average first day of the month price for the previous 12 month period. The oil price in the field was calculated using historical field price differentials derived from Blacksands’ revenue and expense statements. The natural gas price was based on a flat $4.29 per MMBTU and represents the Henry Hub average for the first day of the month price for the months of November 2013 through October 2014. The gas price in the field was estimated using historical gas sales differentials.

Mr. Eric Urban-Blacksands Petroleum, Inc.

December 10, 2014

Costs

Operating costs for the wells in this report were calculated using Blacksands’ revenue and expense statements. The costs included were only those costs directly applicable to the leases or wells. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses and exploration and development prepayments that are not charged directly to the leases or wells.

The estimated unescalated net cost of abandonment was included for each well and was provided by Blacksands. We make no warranty, expressed or implied as to the accuracy or completeness of this information.

General

This report presents our estimated projections of production and net cash flow by year after October 31, 2014. The estimates of reserves presented herein were based on a study of the certain properties in which Blacksands owns an interest; however, we have not made any field examination of the properties nor conducted any well tests. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Blacksands has informed us that they have provided us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices and other factual data provided by Blacksands were accepted without independent verification.

The estimates of reserves and future revenue included herein have not been adjusted for risk. We believe that Blacksands understands the uncertainties inherent in the interpretation of engineering, geological, geophysical and petrophysical data. The reserves and economic calculations contained in this report represent our informed professional judgment based on the data provided by Blacksands and information obtained by us. Due to political and economic forces, there is significant uncertainty regarding the forecasting of the future hydrocarbon prices. The recoverable reserves and the income attributable thereto are directly affected by the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report.

Mr. Eric Urban-Blacksands Petroleum, Inc.

December 10, 2014

Neither we, nor any of our employees have any interest in the subject properties and neither our employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use of Blacksands. The data, work papers and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Sincerely,

HITE & ASSOCIATES, INC.

TBPE FIRM REGISTRATION NO. F-1245

George C. Hite, P.E.

TPBE License No. 57184

President

GCH/cc

Attachments

Blacksands.EricUrban.12.10.2014

The work performed in this report for properties located in the State of Texas has been reviewed and approved by a licensed Texas Professional Engineer according to the rules of the Texas Board of Professional Engineers (TBPE).